January 31, 2006

Mail Stop 6010



H. Arthur Davis
President
Golden Valley Development, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301

Re:	Golden Valley Development, Inc.
	Amendment No. 1 to Registration Statement on Form 10-SB
      Filed January 17, 2006
	File No. 0-51637


Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-SB

Description of Business, page 2

1. We note your response to comment 27 in our letter to you dated
December 22, 2005. Please provide us with your analysis as to why you believe the spin-off was not required to be registered.

Market Price, page 11
2. We note your reference to "a significant period of time" in response to comment 25. Please provide more specific disclosure regarding when your shares will be eligible for sale into the market.

Recent Sales, page 12

3. Please tell us how your shares can be legally issued if you issued them in exchange for assets with no value.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dennis Hult at (202) 551-3618 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.


      Sincerely,



      Russell Mancuso
      Branch Chief


??

??

??

??

H. Arthur Davis
Golden Valley Development, Inc.
January 31, 2006
Page 1